EXHIBIT 99.1
Consolidated Balance Sheets

		Jun. 30, 2009	Dec. 31, 2008
(US Millions)	Note	Unaudited	Audited

Assets
Commercial properties	3	$14,914	$14,901
Commercial developments	4	1,325	1,225
Residential developments	5	1,236	1,196
Receivables and other	6	926	918
Intangible assets	7	596	637
Restricted cash and deposits	8	82	116
Cash and cash equivalents	26	202	157
Assets related to discontinued operations	9	295	290

		$19,576	$19,440

Liabilities
Commercial property debt	10	$11,674	$11,505
Accounts payable and other liabilities	11	1,181	1,241
Intangible liabilities	12	638	707
Future income tax liabilities	13	234	174
Liabilities related to discontinued operations	9	202	217
Capital securities — corporate	14	923	882
Capital securities — fund subsidiaries	15	427	711
Non-controlling interests — fund subsidiaries	15	508	212
Non-controlling interests — other subsidiaries	16	60	68
Preferred equity — subsidiaries	17	328	313
Shareholders’ equity
Preferred equity — corporate	18	45	45
Common equity	19	3,356	3,365

		$19,576	$19,440

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	Note	2009	2008	2009	2008

Total revenue	21	$619	$716	$1,211	$1,367

Net operating income
Commercial property operations	21	$338	$341	$665	$681
Residential development operations	21	13	35	19	53
Interest and other	21	14	15	23	28

		365	391	707	762

Interest expense
Commercial property debt		135	151	267	313
Capital securities — corporate		14	15	26	30
Capital securities — fund subsidiaries	15	—	(4)	(6)	(12)
General and administrative expense		26	29	52	61
Non-controlling interests
Fund subsidiaries	15	6	(3)	13	(5)
Other subsidiaries		3	6	6	12
Depreciation and amortization		122	134	249	269
Future income taxes	13	51	21	57	30
Other	22	(49)	—	(49)	—

Net income from continuing operations		57	42	92	64
Discontinued operations	9	3	3	6	4

Net income		$60	$45	$98	$68

Earnings per share — basic and diluted	19
Continuing operations		$0.14	$0.11	$0.23	$0.17
Net income		$0.15	$0.11	$0.25	$0.17

See accompanying notes to the consolidated financial statements

Consolidated Statements of Changes in Common Equity

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2009	2008	2009	2008

Common shares
Balance, beginning of period		$2,274	$2,284	$2,274	$2,282
Shares repurchased		—	(3)	—	(5)
Dividend reinvestment		2	—	2	—
Proceeds from shares issued on exercise of options		—	—	—	4

Balance, end of period	19	2,276	2,281	2,276	2,281

Contributed surplus
Balance, beginning of period		1	—	—	—
Shares repurchased		—	(1)	—	(3)
Stock-based compensation awards	20	2	1	3	3

Balance, end of period		3	—	3	—

Retained earnings
Balance, beginning of period		1,080	607	1,098	659
Net income		60	45	98	68
Shareholder distributions
Preferred share dividends — corporate		—	—	(1)	(1)
Common share dividends		(55)	(55)	(110)	(110)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(5)	—	(7)
Cumulative impact of changes in accounting policies		—	—	—	(17)

Balance, end of period		1,085	592	1,085	592

Accumulated other comprehensive (loss) income
Balance, beginning of period		(29)	68	(7)	92
Other comprehensive income (loss) for the period		21	10	(1)	(14)

Balance, end of period		(8)	78	(8)	78

Total retained earnings and accumulated other comprehensive (loss) income		1,077	670	1,077	670

Total common equity		$3,356	$2,951	$3,356	$2,951

See accompanying notes to the consolidated financial statements
Consolidated Statements of Comprehensive Income

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions)	Note	2009	2008	2009	2008

Net income		$60	$45	$98	$68

Other comprehensive income
Change in foreign currency translation gains (losses) on investments in subsidiaries		$91	$7	$55	$(33)
Net losses arising from hedges of net investments in subsidiaries, net of taxes		(63)	(1)	(44)	22
Net gains (losses) on derivatives designated as cash flow hedges		2	3	(3)	(4)
Reclassification to earnings of foreign exchange gains		(10)	—	(10)	—
Reclassification to earnings of losses on cash flow hedges, net of taxes		1	1	1	1

Total other comprehensive income (loss)		21	10	(1)	(14)

Comprehensive income		$81	$55	$97	$54

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cashflow

Unaudited		Three months ended June 30		Six months ended June 30
(US Millions, except per share amounts)	Note	2009	2008	2009	2008

Operating activities
Net income		$60	$45	$98	$68
Depreciation and amortization		122	137	249	275
Future income taxes		51	21	51	30
Foreign exchange gain	22	(10)	—	(10)	—
Gain on restructuring of U.S. Office Fund	22	(39)	—	(39)	—
Amortization of value of acquired operating leases to rental revenue		(35)	(35)	(68)	(72)
Straight-line rent		(7)	(10)	(11)	(19)
Amortization of transaction costs		6	4	11	6
Stock option and deferred share unit grant expense	20	2	1	3	3
Non-controlling interests — fund and other subsidiaries		9	3	19	7
Non-cash component of interest on capital securities — fund subsidiaries		(18)	(23)	(37)	(45)
Income from equity-accounting investments		(1)	(1)	(1)	(1)
Deferred leasing costs		(9)	(4)	(20)	(27)
Increase in land and housing inventory and related working capital		16	(14)	(4)	(75)
Working capital and other		(14)	(18)	(73)	(36)

		133	106	168	114

Financing activities and capital distributions
Commercial property debt arranged		277	695	298	894
Commercial property debt repaid		(268)	(598)	(301)	(824)
Corporate credit facilities arranged		73	(1)	212	104
Corporate credit facilities repaid		(109)	(5)	(109)	(5)
Capital securities arranged — fund subsidiaries		—	14	5	31
Capital securities redeemed — fund subsidiaries		—	—	(27)	—
Non-controlling interest contributions arranged — fund subsidiaries		—	—	6	6
Land development debt arranged		10	22	54	39
Land development debt repaid		(18)	(28)	(30)	(47)
Distributions to non-controlling interests		(14)	(26)	(16)	(31)
Common shares issued		—	—	—	4
Common shares repurchased		—	(9)	—	(15)
Preferred share dividends		—	—	(1)	(1)
Common share dividends		(55)	(55)	(110)	(110)
Dividend reinvestment program		2	—	2	—

		(102)	9	(17)	45

Investing activities
Loans receivable		20	43	20	44
Acquisitions of commercial properties, net	26	—	—	—	(16)
Proceeds of sales of commercial properties, net	26	—	3	—	3
Restricted cash and deposits		10	(8)	34	32
Commercial development and redevelopment investments		(33)	(92)	(76)	(178)
Commercial property tenant improvements		(29)	(24)	(56)	(37)
Capital expenditures		(18)	(20)	(28)	(34)

		(50)	(98)	(106)	(186)

(Decrease) increase in cash resources		(19)	17	45	(27)
Opening cash and cash equivalents		221	170	157	214

Closing cash and cash equivalents		$202	$187	$202	$187

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently issued Annual Report of Brookfield Properties Corporation (the “company” or “Brookfield Properties”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Goodwill and Intangible Assets
In February 2008, the CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets.” Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs” and establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Various changes have also been made to other sections of the CICA Handbook for consistency purposes. As a result of these related amendments, principally to Section 1000; “Financial Statement Concepts,” any expenses deferred pursuant to “matching” concepts and which do not otherwise meet the definition of an asset, are no longer eligible for capitalization. The company adopted the new standards on January 1, 2009 and, consistent with transition provisions in Section 3064, the company has adopted the standards retrospectively with restatement. The adoption of these standards resulted in a reduction of receivables and other of $17 million with a corresponding charge against opening retained earnings at January 1, 2008.
NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Commercial properties
Land	$2,717	$2,697
Building and improvements	13,698	13,501

Total commercial properties	16,415	16,198
Less: Accumulated depreciation	(1,501)	(1,297)

Total	$14,914	$14,901

Depreciation and amortization on commercial properties for the three and six months ended June 30, 2009 was $95 million and $190 million, respectively (2008 — $98 million and $195 million, respectively).
NOTE 4: COMMERCIAL DEVELOPMENTS
During the three and six months ended June 30, 2009, the company capitalized a total of $49 million and $91 million, respectively (2008 — $98 million and $186 million, respectively) of costs related to commercial developments. Included in this amount is $28 million and $58 million (2008 — $83 million and $155 million, respectively) of construction and related costs and $13 million and $25 million (2008 — $15 million and $31 million, respectively) of interest capitalized to the company’s commercial development sites for the three and six months ended June 30, 2009, respectively. Also included in this amount is $8 million and $8 million of tenant improvements for the three and six months ended June 30, 2009, respectively (2008 — nil and nil, respectively).

NOTE 5: RESIDENTIAL DEVELOPMENTS
Residential developments consists of the following:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Land under development	$372	$390
Housing inventory	96	88
Land held for development	768	718

Total	$1,236	$1,196

During the three and six months ended June 30, 2009, the company capitalized interest totaling $2 million and $6 million, respectively (2008 — $7 million and $15 million, respectively) related to residential developments and recovered interest of $2 million and $4 million, respectively (2008 — $7 million and $10 million, respectively) during these periods through the sale of properties.
Residential developments of $783 million are pledged as security for land development debt (December 31, 2008- $645 million).
NOTE 6: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Accounts receivable	$122	$137
Straight-line rent and free rent receivables	422	409
Real estate mortgages	—	21
Residential receivables and other assets	252	241
Prepaid expenses and other assets	130	110

Total	$926	$918

NOTE 7: INTANGIBLE ASSETS
The components of intangible assets are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Intangible assets
Lease origination costs	$386	$382
Tenant relationships	460	499
Above-market leases and below-market ground leases	62	66

	908	947
Less accumulated amortization
Lease origination costs	(187)	(151)
Tenant relationships	(106)	(138)
Above-market leases and below-market ground leases	(19)	(21)

Total net	$596	$637

NOTE 8: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $82 million at June 30, 2009 (December 31, 2008 — $116 million).

NOTE 9: DISCONTINUED OPERATIONS
At June 30, 2009, the four properties that comprise the company’s Minneapolis portfolio; RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as discontinued operations as the company intends to exit this market through sale of the properties. As a result of this classification, these assets are carried at their estimated fair value, based on a discounted cashflow valuation, less costs to sell.
The following table summarizes the income and gains from discontinued operations:

	Three months ended June 30		Six months ended June 30
(Millions, except per share information)	2009	2008	2009	2008

Revenue	$13	$23	$26	$46
Operating expenses	(7)	(11)	(14)	(23)

	6	12	12	23
Interest expense	(3)	(6)	(6)	(13)
Depreciation and amortization	—	(3)	—	(6)

Income from discontinued operations	$3	$3	$6	$4

Income from discontinued operations per share	$0.01	$—	$0.02	$—

NOTE 10: COMMERCIAL PROPERTY DEBT
Commercial property debt includes $11,435 million of debt that is secured by commercial properties and commercial developments, and $426 million of corporate facilities that are not secured.
The weighted average interest rate at June 30, 2009 was 4.81% (December 31, 2008 — 5.07%). Approximately 65% of the company’s outstanding debt at June 30, 2009 is fixed rate debt (December 31, 2008 — 55%). Approximately 93% of the company’s outstanding debt at June 30, 2009 is non-recourse to the company (December 31, 2008 — 94%).
Commercial property debt includes $1,470 million (2008 — $1,303 million) repayable in Canadian dollars of C$1,708 million (2008 — C$1,591 million), all of which is payable by self-sustaining foreign subsidiaries.
Included in total commercial property debt is $9 million (December 31, 2008 — $11 million) of premiums representing the unamortized difference between the fair value of mortgages assumed on acquisitions and the corresponding contractual principal amounts at the date of assumption. This amount is amortized over the remaining term of the debt as an adjustment to interest expense following the effective interest method.
Commercial property debt maturities and scheduled principal repayments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization	Maturities	Total(1)	Jun. 30, 2009

Remainder 2009	$77	$453	$530	5.21%
2010	179	354	533	3.49%
2011(2)	207	4,834	5,041	3.37%
2012	204	248	452	6.05%
2013	64	1,313	1,377	5.88%
2014 and thereafter	665	3,263	3,928	5.89%

Total commercial property debt	$1,396	$10,465	$11,861	4.81%

(1)	Includes $187 million of commercial property debt related to discontinued operations at June 30, 2009 (December 31, 2008 — $199)

(2)	Corporate mezzanine debt of $3,059 million within the U.S. Office Fund matures in 2011

NOTE 11: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Accounts payable and accrued liabilities	$509	$598
Straight-line rent payable	76	70
Residential payables and accrued liabilities	119	139
Land development debt	477	434

Total	$1,181	$1,241

Land development debt of $477 million (December 31, 2008 — $434 million) is secured by the underlying properties of the company’s residential development business. The weighted average interest rate on these advances as at June 30, 2009 was 2.96% (December 31, 2008 — 3.87%). Approximately 7% of the company’s outstanding land development debt at June 30, 2009 is fixed rate debt (December 31, 2008 — 8%).
Land development debt totaling $410 million is due by the end of 2009, with the remaining balance due prior to 2014 as follows:

		Principal Repayments
	Weighted Average							Jun. 30,	Dec. 31,
	Interest Rate at	Remainder					2014	2009	2008
(Millions)	Jun. 30, 2009	2009	2010	2011	2012	2013	& Beyond	Total	Total

Land development debt	2.96%	$410	$55	$9	$3	$—	$—	$477	$434

NOTE 12: INTANGIBLE LIABILITIES
The components of intangible liabilities are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Intangible liabilities
Below-market leases	$960	$996
Above-market ground lease obligations	39	40

	999	1,036
Less accumulated amortization
Below-market leases	(353)	(322)
Above-market ground lease obligations	(8)	(7)

Total net	$638	$707

NOTE 13: INCOME TAXES
Sources of future income tax balances are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Future income tax assets related to non-capital losses and capital losses	$189	$170
Future income tax liabilities related to difference in tax and book basis, net	(423)	(344)

Total net	$(234)	$(174)

The company and its Canadian subsidiaries have future income tax assets of $39 million (December 31, 2008 — $45 million) that relate to non-capital losses which expire over the next 20 years and $89 million (December 31, 2008 — $73 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $61 million (December 31, 2008 — $52 million) that relate to net operating losses which expire over the next 20 years.

The components of income tax expense are as follows:

Unaudited	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Income tax expense at the Canadian federal and provincial income tax rate of 33.0% (2008 — 33.5%)	$35	$23	$49	$33
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	4	5	8	10
Resolution of tax contingencies	—	—	—	(3)
Change in tax rate applicable to temporary differences	40	—	40	—
Lower income tax rates in other jurisdictions	(11)	(9)	(21)	(8)
Foreign exchange gains and losses	(2)	1	(7)	(5)
Gain on restructuring of U.S. Office Fund	(13)	—	(13)	—
Other	(2)	1	1	3

Total net	$51	$21	$57	$30

NOTE 14: CAPITAL SECURITIES — CORPORATE
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Jun. 30, 2009(1)	Dec. 31, 2008

Class AAA Series E(2)	12,000,000	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	8,000,000	8,000,000	6.00%	173	163
Class AAA Series G	6,000,000	4,400,000	5.25%	109	109
Class AAA Series H	8,000,000	8,000,000	5.75%	171	162
Class AAA Series I	8,000,000	8,000,000	5.20%	172	164
Class AAA Series J	8,000,000	8,000,000	5.00%	171	163
Class AAA Series K	8,000,000	6,000,000	5.20%	127	121

Total				$923	$882

(1)	Net of transaction costs of $5 million at June 30, 2009 (December 31, 2008 — $6 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by Brookfield Asset Management Inc. (“BAM”); balance has been offset with a promissory note receivable from BAM — refer to Note 26(a)
Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 15: U.S. OFFICE FUND
During the second quarter of 2009, the company completed a reorganization of the various interests in the U.S. Office Fund held by the company and its partners. Following the reorganization, the company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity established by the company and The Blackstone Group (“Blackstone”). The company will continue to consolidate TRZ Holdings LLC and the underlying portfolio of properties as, through its subsidiaries, it will absorb the majority of the variability of TRZ Holdings LLC’s operations. Third party interests in the U.S. Office Fund are as follows:

(Millions)	Jun. 30, 2009	Dec. 31, 2008

Capital securities — fund subsidiaries
Debt securities	$—	$240
Redeemable equity interests	427	471

	427	711
Non-controlling interests — fund subsidiaries	508	212

Total	$935	$923

As a result of the reorganization of investors’ interests in the U.S. Office Fund, the debt securities, which consisted of partner contributions to the U.S. Office Fund by way of an unsecured debenture, were redeemed for consideration in the form of a non-controlling equity interest having a carrying value of approximately $227 million, which resulted in a dilution gain of $33 million, net of $6 million of related transaction costs (refer also to note 22). The company also increased its ownership in the U.S. Office Fund in exchange for the assumption of debt from certain of its partners, which has been reflected through an increase in commercial properties of $26 million, a decrease in commercial property debt of $35 million, an increase in future income taxes of approximately $10 million, and additional non-controlling interests of approximately $45 million. The excess of the net assets recognized over the additional non-controlling interests is recorded as an additional gain in the consolidated statement of income. No cash consideration was paid or received by the company or its investors in connection with the reorganization, other than transaction costs. The estimated fair values related to the company’s incremental interest have been allocated on a preliminary basis pending the completion of a valuation of the assets and liabilities acquired and assumed, and the interests exchanged with the company’s partners. Accordingly, these amounts could differ from those currently presented in these consolidated financial statements.

Redeemable equity interests include $410 million (December 31, 2008 — $426 million) representing the equity interest in the U.S. Office Fund held by Blackstone. The balance of redeemable equity interests consists of $17 million (December 31, 2008 — $45 million) of redeemable preferred securities bearing interest at 6%.
Non-controlling interests — fund subsidiaries represent equity contributions by other U.S. Office Fund investors in the Brookfield Properties-led consortium.
The income statement effect of the aforementioned interests in the U.S. Office Fund is as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Interest on debt securities	$1	$7	$1	$13
Interest on redeemable equity interests	17	12	30	20

	18	19	31	33
Non-cash component(1)	(18)	(23)	(37)	(45)

Total interest expense — capital securities — fund subsidiaries	$—	$(4)	$(6)	$(12)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Non-controlling interests	$24	$20	$56	$40
Non-cash component(1)	(18)	(23)	(43)	(45)

Total non-controlling interests — fund subsidiaries	$6	$(3)	$13	$(5)

(1)	Represents co-investors share of non-cash items, such as depreciation and amortization
NOTE 16: NON-CONTROLLING INTERESTS — OTHER SUBSIDIARIES
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Jun. 30, 2009	Dec. 31, 2008

Common shares of BPO Properties(1)	10.3%	$37	$45
Limited partnership units of Brookfield Financial Properties	0.6%	14	13
UCAR joint venture(2)	50.0%	9	10

Total		$60	$68

(1)	Canadian dollar denominated

(2)	Joint venture with Carma Inc. to develop residential building lots
NOTE 17: PREFERRED EQUITY — SUBSIDIARIES
Subsidiaries preferred shares outstanding total $328 million (December 31, 2008 — $313 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Jun. 30, 2009	Dec. 31, 2008

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$37
	3,816,527	Series J	70% of bank prime	82	78
	300	Series K	30-day BA + 0.4%	129	124
	2,847,711	Series M	70% of bank prime	61	58
	800,000	Series N	30-day BA + 0.4%	17	16

Total				$328	$313

NOTE 18: PREFERRED EQUITY — CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Jun. 30, 2009	Dec. 31, 2008

Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
NOTE 19: COMMON EQUITY
(a) Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Jun. 30, 2009	Dec. 31, 2008

Common shares outstanding, beginning of period	391,118,440	392,805,608
Shares issued as a result of exercise of options	20,250	581,432
Dividend reinvestment	187,804	—
Shares repurchased for cancellation	—	(2,268,600)

Common shares outstanding, end of period	391,326,494	391,118,440

(b) Accumulated other comprehensive (loss) income
As of June 30, 2009, accumulated other comprehensive income consists of the following amounts:

	As at June 30
(Millions)	2009	2008

Unrealized foreign currency translation gains on investments in subsidiaries, net of related hedging activities	$13	$104
Losses on derivatives designated as cash flow hedges(1), net of taxes and non-controlling interests	(21)	(26)

Accumulated other comprehensive (loss) income	$(8)	$78

(1)	Includes losses of $5 million which will be reclassified to interest expense over the next 12 months (2008 — $4 million)
(c) Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended June 30		Six months ended June 30
(Millions, except per share amounts)	2009	2008	2009	2008

Net income from continuing operations	$57	$42	$92	$64
Preferred share dividends	—	—	(1)	(1)

Net income from continuing operations available to common shareholders	$57	$42	$91	$63

Net income	$60	$45	$98	$68
Preferred share dividends	—	—	(1)	(1)

Net income available to common shareholders	$60	$45	$97	$67

Weighted average shares outstanding — basic	391.1	392.9	391.1	393.0
Unexercised dilutive options	0.5	1.7	0.3	1.6

Weighted average shares outstanding — diluted(1)	391.6	394.6	391.4	394.6

(1)	The diluted weighted average shares outstanding excludes 12.6 million shares in 2009 as the options were anti-dilutive

NOTE 20: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.
During 2009, the company granted 6,241,505 stock options (2008 — 2,155,299), under the Share Option Plan with a weighted average exercise price of $6.17 per share (2008 — $18.60 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 18, 2009. At the grant date, the options had a weighted average fair value of $0.28 (2008 — $5.38) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2008 — 34%), a weighted average dividend yield of 5.0% (2008 — 3.3%) and a risk free interest rate of 2.3% (2008 — 3.4%). The resulting total compensation of $2 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.
At June 30, 2009, the company had a total of 1,127,639 deferred share units outstanding (December 31, 2008 — 1,054,590) of which 1,124,842 were vested (December 31, 2008 — 1,042,147).
Employee compensation expense related to the stock option and the Deferred Share Unit plans for the three and six months ended June 30, 2009 was $2 million and $3 million, respectively (2008 — $1 million and $3 million, respectively).
NOTE 21: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008(1)	2009	2008(1)

Revenue from commercial property operations	$544	$568	$1,088	$1,127
Revenue from residential development operations	70	132	111	214

	614	700	1,199	1,341
Interest and other income(2)	5	16	12	26

Total	$619	$716	$1,211	$1,367

(1)	Comparative figures have been reclassified to conform with the current year’s presentation

(2)	Represents revenue component only — excludes impact of foreign exchange gains and losses (non-revenue) associated with the company’s net monetary asset position on its Canadian denominated assets
(b) Commercial property operations
The company’s commercial property operations from continuing operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008(1)	2009	2008(1)

Revenue	$544	$568	$1,088	$1,127
Property operating costs	(206)	(227)	(423)	(446)

Commercial property net operating income	$338	$341	$665	$681

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
For the three and six months ended June 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% and 12% of total U.S. revenues, respectively (June 30, 2008 — 11% and 11%). For the three and six months ended June 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% and 1% of total Canadian revenues, respectively (June 30, 2008 — 1% and 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 9% and 9% of total revenue for the three and six months ended June 30, 2009, respectively (June 30, 2008 — 8% and 8%).
For the three and six months ended June 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 12% and 12% of total U.S. commercial property revenues, respectively (June 30, 2008 — 11% and 11%). For the three and six months ended June 30, 2009, rental revenues from Bank of America/Merrill Lynch accounted for 1% and 1% of total Canadian commercial property revenues, respectively (June 30, 2008 — 2% and 1%). On a consolidated basis, rental revenues from Bank of America/Merrill Lynch accounted for 10% and 10% of total commercial property revenue for the three and six months ended June 30, 2009, respectively (June 30, 2008 — 9% and 9%).

(c) Residential development operations
Residential development net operating income fluctuates depending on the timing of closings with closings historically being highest in the fourth quarter. The results of the company’s residential development operations are as follows:

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Revenue	$70	$132	$111	$214
Expenses	(57)	(97)	(92)	(161)

Residential development net operating income	$13	$35	$19	$53

Residential development expenses for the three and six months ended June 30, 2009 includes $41 million and $63 million, respectively (2008 — $66 million and $107 million, respectively), representing the carrying value of land under development and housing inventory sold in the period and $16 million and $29 million, respectively (2008 — $31 million and $54 million, respectively), of other expenses.
(d) Interest and other income
Revenue from interest and other income was $5 million and $12 million for the three and six months ended June 30, 2009, respectively (2008 — $16 million and $26 million, respectively). Of this amount, $4 million and $6 million represents interest income for the three and six months ended June 30, 2009, respectively (2008 — $3 million and $6 million, respectively) with the remainder related to other income.
NOTE 22: OTHER
During the current period, the company realized a $10 million foreign exchange gain resulting from a reduction of its net investment in one of the company’s self-sustaining Canadian subsidiaries.
Additionally, the company recognized a $39 million dilution gain, net of transaction costs of approximately $6 million, in connection with the reorganization of investors’ interests in the U.S. Office Fund, principally relating to the settlement of debt securities with consideration in the form of a non-controlling equity interest in the U.S. Office Fund. Refer to Note 15 for further details.
NOTE 23: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
As of June 30, 2009 the company has commitments totaling C$26 million to third parties for the development projects of Bay Adelaide Centre and Bankers Court.
NOTE 24: CAPITAL MANAGEMENT AND LIQUIDITY
The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at June 30, 2009, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 5.17%.
The following schedule details the components of the company’s capital as at June 30, 2009 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Jun. 30, 2009	Dec. 31, 2008	Jun. 30, 2009	Dec. 31, 2008

Liabilities
Commercial property debt	4.81%	5.07%	$11,861	$11,704
Residential debt	2.96%	3.87%	477	434
Capital securities — corporate	5.42%	5.42%	923	882
Capital securities — fund subsidiaries(3)	10.00%	10.00%	427	711
Non-controlling interests — fund subsidiaries(3)	10.00%	10.00%	508	212
Non-controlling interests — other subsidiaries(4)	12.00%	12.00%	60	68
Preferred equity — subsidiaries	3.54%	4.19%	328	313

Shareholders’ equity
Preferred equity — corporate	3.02%	3.68%	45	45
Common equity(5)	12.00%	12.00%	3,119	3,023

Total(6)	5.17%	5.30%	$17,748	$17,392

(1)	As a percentage of average book value unless otherwise noted

(2)	Underlying value of liabilities represents the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Properties’ common shares

(3)	Assuming 10% return on co-invested capital

(4)	Assuming 12% return on co-invested capital

(5)	Determined on a market value basis

(6)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt — The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance commercial property, and enhances equity returns. The company currently has a level of indebtedness of 64% of gross book value. This level of indebtedness is considered by the company to be within its target.
Capital securities — fund subsidiaries and Non-controlling interest — fund subsidiaries The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios in order to, together with the associated asset management fees, enable the company to increase returns on equity.
Capital securities — corporate, Preferred equity — subsidiaries and Preferred equity — corporate. These represent sources of low-cost capital to the company, without dilution to the common equity base.
The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. The company monitors the ratios on a quarterly basis and at June 30, 2009, the company was in compliance with all of its covenants.
The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, lot and home sale proceeds, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio and residential development business. The company finances its residential development operations and ongoing working capital requirements with residential development debt and accounts payable. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses. Consequently, the company plans to meet its short-term liquidity needs with revenue along with proceeds from financing activities.
The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:
•	cashflows from operations;

•	construction loans;

•	investment in new funds;

•	proceeds from sales of assets; and

•	credit facilities and refinancing opportunities.
The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At June 30, 2009, the average term to maturity of the company’s commercial property debt was six years, close to its average lease term of seven years.
NOTE 25: FINANCIAL INSTRUMENTS
(a) Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:
•	Foreign currency forward contracts to hedge exposures to Canadian dollar denominated net investments in self-sustaining subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of its variable rate debt; and

•	Total return swap on the company’s shares to economically hedge exposure to variability in share price under the Deferred Share Unit plan (refer to Note 20).
The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.
Foreign currency hedging
The following table provides details on foreign currency hedging relationships as at June 30, 2009 and December 31, 2008:

	Derivatives					Non-Derivatives
	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedging Item	Notional

June 30, 2009	—	—	—	—	—	Capital securities — corporate	C$950M
December 31, 2008	—	—	—	—	—	Capital securities — corporate	C$750M

Interest rate hedging
The following table provides details on derivatives in interest rate hedging relationships outstanding as at June 30, 2009 and December 31, 2008:

(Millions)	Hedging Item	Notional	Rate	Maturity	Fair Value	Hedged Item

June 30, 2009
	Interest rate cap	$300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate cap	56	5%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt
	Interest rate swap(1)	1,000	Pay 1.38%	2011	(3)	Interest payments on LIBOR debt

December 31, 2008
	Interest rate cap	$3,100	6%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	600	7%	2009	nil	Interest payments on LIBOR debt
	Interest rate cap	300	5%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap(1)	55	Pay 2.68%	2010	(1)	Interest payments on LIBOR debt

(1)	For interest rate swaps, receive LIBOR
The maximum term over which interest rate hedging gains and losses reflected in other comprehensive income will be recognized in income is nine years (2008 — nine years) as the hedged interest payments occur.
At June 30, 2009 and December 31, 2008, the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.
Other derivatives
At June 30, 2009, the company had interest rate caps on a notional $3,100 million and $600 million at rates of 6% and 7%, respectively, that were not designated in a hedge relationship. The aggregate fair value of these contracts at June 30, 2009 was nil.

At June 30, 2009, the company had a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. The fair value of the total return swap was a loss of $8 million at June 30, 2009 (December 31, 2008 — $9 million loss) based on the market price of the underlying shares at that date. As at June 30, 2009, gains of nil in connection with the swap have been recorded in general and administrative expense (June 30, 2008 — nil).
(b) Market risk
Interest rate risk
The company faces interest rate risk on its variable rate financial liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The company does not have significant interest rate risk associated with its financial assets. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the company’s variable rate debt and fixed rate debt maturing within one year:

(Millions)	Impact on net income

Corporate revolver	$3
BAM line	—
Term facility	1
Variable rate commercial property debt	37
Variable rate land development debt	4
Fixed rate commercial property debt due within one year	1

Total	$46

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.
Foreign currency risk
The company is structured such that its foreign operations are primarily self-sustaining. As a result, the company’s currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on net Canadian dollar financial liabilities of C$1,041 million. The company has designated C$950 million of these financial liabilities as hedges of its Canadian denominated net investments. Based on the balance of these financial liabilities at June 30, 2009, a 10% change in the U.S. to Canadian dollar exchange rate would have impacted other comprehensive income by $95 million and net income by $9 million, on a pre-tax basis.
Equity price risk
The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,001,665 Brookfield Properties’ common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.
(c) Credit risk
Credit risk related to accounts receivable and straight-line rent and free rent receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The company mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants who have investment grade credit ratings.
Credit risk arises on real estate mortgages in the event that borrowers default on the repayment to the company. The company mitigates this risk by attempting to ensure that adequate security has been provided in support of such mortgages.
Residential receivables are typically collected within nine months. Credit risk related to residential receivables is mitigated by the fact that, for the majority of sales, the company retains title to the lots that are sold until the receivable balance is collected. Additionally, the company maintains security over the lots that are sold, which can ultimately be taken back if receivables are not paid.
The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages and residential receivables, is not significant.

NOTE 26: OTHER INFORMATION
(a) In September 2007, the company loaned C$200 million to Brookfield Asset Management Inc., the company’s parent, at a rate of 108% of prime which has been offset against C$200 million Class AAA Series E capital securities held by Brookfield Asset Management Inc. pursuant to the terms of the promissory note.
The company has a $300 million credit facility with Brookfield Asset Management Inc. At June 30, 2009, the balance drawn on this facility was nil (December 31, 2008 — nil). Interest expense related to this indebtedness totaled $0.5 million and $1 million for the three and six months ended June 30, 2009, respectively (2008 — nil and nil).
As at June 30, 2009, the company had approximately $15 million (December 31, 2008 — $15 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates. Interest expense related to this indebtedness totaled nil and nil for the three and six months ended June 30, 2009, respectively (2008 — nil and nil).
(b) Included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates for the rental of office premises of $0.4 million and $0.8 million for the three and six months ended June 30, 2009, respectively (June 30, 2008 — $0.7 million and $1.2 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with Brookfield Asset Management Inc. and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.
(c) Supplemental cashflow information

	Three months ended June 30		Six months ended June 30
(Millions)	2009	2008	2009	2008

Acquisitions of real estate	$—	$—	$—	$16
Mortgages and other balances assumed on acquisition	—	—	—	—

Net acquisitions	$—	$—	$—	$16

Dispositions of real estate	$—	$3	$—	$3
Mortgages assumed by purchasers	—	—	—	—

Net dispositions	$—	$3	$—	$3

Cash taxes paid	$2	$—	$9	$2

Cash interest paid (excluding dividends paid on capital securities)	$176	$184	$313	$363

(d) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(e) In the three and six months ended June 30, 2009, interest expense included $6 million and $11 million, respectively (2008 — $4 million and $6 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities — corporate which has been recognized in interest expense using the effective interest method.
(f) Amortization on intangible assets and liabilities for the three and six months ended June 30, 2009 was $27 million and $59 million, respectively (2008 — $36 million and $74 million, respectively).
(g) Included in cash and cash equivalents is $23 million of short-term deposits at June 30, 2009 (December 31, 2008 — nil).
(h) During the three and six months ended June 30, 2009, the company recorded income from equity accounted investments of $1 million and $1 million, respectively (2008 — $1 million and $1 million, respectively). Of this amount, $1 million and $1 million was recorded in net operating income from commercial property operations and nil and nil was recorded in interest and other income for the three and six months ended June 30, 2009, respectively (2008 — $1 million and $1 million in net operating income and nil and nil in interest and other income, respectively).
(i) Included in interest and other income is foreign exchange gains of $9 million and $11 million for the three and six months ended June 30, 2009, respectively (June 30, 2008 — losses of $1 million and gains of $2 million, respectively).

NOTE 27: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,	Jun. 30,	Dec. 31,
	2009	2008	2009	2008	2009	2008	2009	2008

Assets
Commercial properties	$13,094	$13,147	$1,820	$1,754	$—	$—	$14,914	$14,901

Development properties	624	624	701	601	1,236	1,196	2,561	2,421
Receivables and other	582	562	92	115	252	241	926	918
Intangible assets	573	612	23	25	—	—	596	637
Restricted cash and deposits	73	112	8	2	1	2	82	116
Cash and cash equivalents	76	97	124	59	2	1	202	157
Assets related to discontinued operations	295	290	—	—	—	—	295	290

Total	$15,317	$15,444	$2,768	$2,556	$1,491	$1,440	$19,576	$19,440

The carrying amounts of properties located in the United States and Canada at June 30, 2009 were $14,028 million and $3,447 million, respectively (2008 — $14,076 million and $3,246 million, respectively).
The following summary presents segmented financial information for the company’s principal areas of business for the three months ended June 30:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008(1)	2009	2008	2009	2008	2009	2008

Revenues	$444	$453	$100	$115	$70	$132	$614	$700
Expenses	166	179	40	48	57	97	263	324

	278	274	60	67	13	35	351	376
Interest and other income	11	8	1	4	2	3	14	15

Net operating income from continuing operations	289	282	61	71	15	38	365	391
Interest expense
Commercial property debt	120	141	15	10	—	—	135	151
Capital securities — corporate	2	2	12	13	—	—	14	15
Capital securities — fund subsidiaries	—	(4)	—	—	—	—	—	(4)
General and administrative expense	5	14	21	15	—	—	26	29
Non-controlling interests
Fund subsidiaries	6	(3)	—	—	—	—	6	(3)
Other subsidiaries	—	—	3	6	—	—	3	6
Depreciation and amortization	107	118	15	16	—	—	122	134

Income before unallocated costs	49	14	(5)	11	15	38	59	63
Future income taxes							51	21
Other							(49)	—

Net income from continuing operations							$57	$42
Discontinued operations	3	—	—	3	—	—	3	3

Net income							$60	$45

Dispositions of commercial properties, net	$—	$—	$—	$(3)	$—	$—	$—	$(3)
Commercial property tenant improvements	25	21	4	3	—	—	29	24
Development and redevelopment	(5)	20	38	72	—	—	33	92
Capital expenditures	15	15	3	5	—	—	18	20

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the three months ended June 30, 2009 were $457 million and $171 million, respectively (2008 — $465 million and $250 million, respectively).

The following summary presents segmented financial information for the company’s principal areas of business for the six months ended June 30:

	Commercial				Residential
	United States		Canada		Development		Total

(Millions)	2009	2008(1)	2009	2008	2009	2008	2009	2008

Revenues	$895	$900	$193	$227	$111	$214	$1,199	$1,341
Expenses	345	351	78	95	92	161	515	607

	550	549	115	132	19	53	684	734
Interest and other income	16	16	4	6	3	6	23	28

Net operating income from continuing operations	566	565	119	138	22	59	707	762
Interest expense
Commercial property debt	248	291	19	22	—	—	267	313
Capital securities — corporate	4	4	22	26	—	—	26	30
Capital securities — fund subsidiaries	(6)	(12)	—	—	—	—	(6)	(12)
General and administrative expense	22	35	30	26	—	—	52	61
Non-controlling interests
Fund subsidiaries	13	(5)	—	—	—	—	13	(5)
Other subsidiaries	—	—	6	12	—	—	6	12
Depreciation and amortization	220	237	29	32	—	—	249	269

Income before unallocated costs	65	15	13	20	22	59	100	94
Future income taxes							57	30
Other							(49)	—

Net income from continuing operations							$92	$64
Discontinued operations	6	1	—	3	—	—	6	4

Net income							$98	$68

Acquisitions of commercial properties, net	$—	$16	$—	$—	$—	$—	$—	$16
Dispositions of commercial properties, net	—	—	—	(3)	—	—	—	(3)
Commercial property tenant improvements	52	34	4	3	—	—	56	37
Development and redevelopment	10	55	66	123	—	—	76	178
Capital expenditures	24	25	4	9	—	—	28	34

(1)	Comparative figures have been reclassified to conform with the current year’s presentation
Total revenues earned in the United States and Canada for the six months ended June 30, 2009 were $914 million and $308 million, respectively (2008 — $921 million and $448 million, respectively).

Shareholder Information
STOCK EXCHANGE LISTINGS

	Outstanding at June 30, 2009	Symbol	Stock Exchange

Common Shares	391,326,494	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	—
Series B	9,589,500	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date

Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December

Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September

Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Last business day of March, June,

Class AAA Preferred Shares Series E, F, G, H, I, J and K	15th day of March, June, September and December	September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2005	2006	2007	2008	2009

March 31	$0.07	$0.12	$0.13	$0.14	$0.14
June 30	0.12	0.13	0.14	0.14	0.14
September 30	0.12	0.13	0.14	0.14	0.14
December 31	0.12	0.13	0.14	0.14

(1)	Adjusted to reflect the three-for-two stock splits effective May 4, 2007 and March 31, 2005

Corporate Information
CORPORATE PROFILE
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 16 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.
BROOKFIELD PROPERTIES CORPORATION

Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.